

November 5, 2010

VIA U.S. MAIL

Eric J. Block, Esq.
Executive Vice President and General Counsel
Travelport Inc.
405 Lexington Avenue
New York, NY 10174

> **Re:** **Travelport Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-4**
> **Filed October 29, 2010**
> **File No. 333-169741 & -01 to -26**

Dear Mr. Block:

We have reviewed your response to our comment letter dated October 19, 2010 and have the following additional comments.

Exhibit 5.2

1. Investors are entitled to rely upon the legality opinion. Accordingly, please have counsel delete the last sentence of the third full paragraph on page 3.

Exhibit 5.3

2. Refer to the last sentence of paragraph 2 on page 1. The legality opinion should speak as of the date of effectiveness. Please have counsel revise accordingly or confirm that you will refile the opinion on the date of effectiveness.

3. Investors are entitled to rely upon the legality opinion. Accordingly, please have counsel revise the first sentence of paragraph 11 on page 12.

Exhibit 5.4

4. Please have counsel delete assumption 3(iv) on page 2. It is inappropriate to assume there are no other agreements or understanding between or among persons who include your clients.

5. Refer to the first sentence of paragraph 6 on page 7. The legality opinion should speak as of the date of effectiveness. Please have counsel revise accordingly or confirm that you will refile the opinion on the date of effectiveness.

6. Investors are entitled to rely upon the legality opinion. Please have counsel revise the last paragraph 6 on page 3 accordingly.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions.

Sincerely,

Justin T. Dobbie
Special Counsel

cc: Via facsimile (212) 735-2000
        Andrea L. Nicolàs, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP